jjenkins@calfee.com 216.622.8507 Direct	Calfee, Halter & Griswold LLP Attorneys at Law 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com
September 2, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 7010

Washington, D.C. 20549

Re:	The J. M. Smucker Company

Preliminary Proxy Statement on Schedule 14A

File No. 1-05111

Registration Statement on Form S-4

File No. 333-152451

Ladies and Gentlemen:

On behalf of The J. M. Smucker Company (“Smucker”), we are transmitting for filing via the EDGAR system a revised version of the above-captioned preliminary Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement has been marked to indicate the changes to the preliminary Proxy Statement filed on August 7, 2008, in accordance with the provisions of Rule 310 of Regulation S-T.

This letter also responds to the comments on the above-captioned preliminary Proxy Statement which were issued in your letter dated August 28, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response. As discussed in our telephone conversation with the staff, Smucker intends to respond separately to the comments on the above-captioned Registration Statement which were issued in your letter dated August 28, 2008 and file an amendment to the Registration Statement (“Amendment No. 2”) at a later date. We have been advised that The Folgers Coffee Company (“Folgers”) will also file an amendment to its Form S-4/S-1 Registration Statement (the “Folgers Amendment”) responding to the comments that it received from the staff at a later date.

SEC Comment #1:

Please ensure consistency of disclosure throughout the documents filed on behalf of The J. M. Smucker Company (“Smucker” ) and The Folgers Coffee Company (“Folgers”). Where

Cleveland	Columbus

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

September 2, 2008

comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Response:

Smucker acknowledges the staff’s comment. Smucker has made revisions to the Amended Proxy Statement and will make corresponding revisions to Amendment No. 2 when it is filed, and will work jointly with Folgers to ensure that appropriate revisions are also made to the Folgers Amendment when it is filed. In order to facilitate your review, this response letter includes page references to the location of specific changes that have been made in response to your comments in the Amended Proxy Statement.

SEC Comment #2:

Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response:

Smucker acknowledges the staff’s comment. Smucker will update the financial statements included in the subsequent filings if required by Rule 3-12 of Regulation S-X.

SEC Comment #3:

We note your response to our prior comment 16 and reissue such comment. It would appear that the material factors considered or not considered in determining the relative equity allocations would be material to shareholders.

Response:

In response to the staff’s comment, Smucker has revised the Amended Proxy Statement to include disclosure identifying the key factors considered and not considered by Smucker and P&G in negotiating the ratio of holdings by their respective shareholders as well as the resulting dilutive impact thereof on revenue and net assets. Please see page 19 of the Amended Proxy Statement.

SEC Comment #4:

We note your response to our prior comment 22 and reissue such comment. The language referenced would appear to attempt to limit any liability of William Blair & Company, L.L.C. to your shareholders.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

September 2, 2008

Response:

Based upon a discussion with the staff on August 29, 2008, it is our understanding that the staff has decided to withdraw this comment.

SEC Comment #5:

Please update your beneficial ownership table to provide the information presented as of the most recent practicable date.

Response:

In response to the staff’s comment, Smucker has updated the beneficial ownership table on page 165 of the Amended Proxy Statement to provide the information presented as of the most recent practicable date.

The references to the Warehousing Agreement that was to be entered to by the parties have been deleted from the Amended Proxy Statement because the parties have determined not to enter into that agreement.

As noted in the second paragraph of this letter, Smucker will respond separately to the remaining comments which were issued in your letter dated August 28, 2008 and file Amendment No. 2 at a later date.

Smucker acknowledges the staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

Clean and marked copies of the Amended Proxy Statement are being furnished to each of Mr. Cannarella, Ms. Davis, Ms. Nicholson and Ms. Parker of the staff.

As discussed with the staff, in order to facilitate a shareholders’ meeting in mid-October and an early November closing of the transaction, Smucker would like to finalize its proxy materials for mailing by the close of business on Wednesday, September 3, 2008. The staff’s assistance in allowing Smucker to meet this schedule would be greatly appreciated. If there is anything that we can do to facilitate the staff’s review of the amended proxy materials, please contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

September 2, 2008

Very truly yours,

/s/ John J. Jenkins
John J. Jenkins

cc:	Richard Smucker

Timothy Smucker

Mark Belgya

Ann Harlan

E.J. Wunsch

Kristofer Spreen